                [KRAMER LEVIN NAFTALIS & FRANKEL LLP LETTERHEAD]

                                                       CHRISTOPHER S. AUGUSTE
                                                       PARTNER
                                                       PHONE 212-715-9265
                                                       FAX 212-715-8277
                                                       CAUGUSTE@KRAMERLEVIN.COM

                                  July 14, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      InterAmerican Acquisition Group Inc.
                           Registration Statement on Form S-1
                           Filed June 6, 2005
                           File No. 333-125558
                           -------------------

Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we
respond as follows to the Staff's comment letter received on July 6, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the
Registration Statement, a copy of which has been marked with the changes from the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to William Bennett. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL
-------

1.       PLEASE FURNISH SUPPLEMENTALLY A STATEMENT AS TO WHETHER OR NOT THE
         AMOUNT OF COMPENSATION TO BE ALLOWED OR PAID TO THE UNDERWRITERS HAS
         BEEN CLEARED WITH THE NASD. PRIOR TO THE EFFECTIVENESS OF THIS
         REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A
         COPY OF THE LETTER INFORMING THAT THE NASD HAS NO OBJECTIONS.

         The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it

Securities and Exchange Commission
July 14, 2005

has no objections regarding the underwriting arrangements in this offering.

2.       PRIOR TO EFFECTIVENESS OF THIS REGISTRATION STATEMENT, PLEASE CONFIRM
         SUPPLEMENTALLY THAT YOU HAVE RESOLVED ANY OUTSTANDING STATE REGULATORY
         AGENCY COMMENTS AND THAT YOU HAVE RECEIVED CLEARANCE FROM ALL STATES
         WHERE YOU HAVE APPLIED TO HAVE THE UNITS REGISTERED FOR SALE.

         We hereby confirm that we will resolve all outstanding comments from state regulatory agencies in which we have applied to have the units registered for sale prior to the effectiveness of the registration statement.

3.       WE NOTE THE STRUCTURE OF THIS OFFERING AND ITS SIMILARITY TO NUMEROUS
         BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS THAT
         RECENTLY HAVE BEEN REGISTERED WITH THE COMMISSION. WITH A VIEW TOWARD
         DISCLOSURE, IDENTIFY FOR US SUPPLEMENTALLY THE NAMES OF THE COMPANIES
         THAT HAVE REGISTERED OR ARE SEEKING TO REGISTER BLANK CHECK OFFERINGS
         UNDERWRITTEN ON A FIRM COMMITMENT BASIS IN WHICH AN OFFICER, DIRECTOR,
         AFFILIATE, UNDERWRITER OR ATTORNEY FOR ANY OF THE ABOVE HAVE BEEN
         INVOLVED; THE SECURITIES ACT FORM THE COMPANIES' FILED ON; IF
         APPLICABLE, THE DATE OF EFFECTIVENESS; AND, THE STATUS OF THE OFFERING
         THUS FAR. IN THIS REGARD, TELL US THE AMOUNT ESCROWED TO DATE AND
         WHETHER THE BLANK CHECKS HAVE ENGAGED IN THE DESIRED BUSINESS
         COMBINATION OUTLINED IN THE PROSPECTUS. TO ASSIST THE STAFF IN THIS
         REGARD, PLEASE PRESENT THE INFORMATION IN A TABULAR FORMAT.

         Kindly reference SCHEDULE A annexed hereto and made part hereof for a full list of other blank check offerings underwritten on a firm commitment basis known to the Company in which an officer, director, affiliate, underwriter or attorney have been involved based on publicly available information as of the date hereof.

4.       PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE
         RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO UTILIZATION OF SUCH
         FEATURE BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS.
         THIS DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF
         THE FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN
         EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC
         STOCKHOLDER. WE MAY HAVE FURTHER COMMENT.

         Since existing stockholders and public stockholders will only be able to exercise redemption rights with respect to common stock acquired either in this offering or in the aftermarket, there are no benefits or financial advantages to the utilization of such feature as between the two groups. The existing stockholders will not have any redemption rights with respect to the shares of common stock owned by them prior to this offering. As a result, the existing stockholders have no advantage over the public stockholders whatsoever in connection

Securities and Exchange Commission
July 14, 2005

with exercising redemption rights. We have added disclosure in the prospectus in the "Prospectus Summary - Redemption rights for stockholders voting to reject a business combination" on page 5, as well as under "Proposed Business" in the subsection entitled "Redemption rights" on page 31 to clarify that the Company's existing stockholders will not have redemption rights with respect to the shares of common stock owned by them prior to this offering, but will have such rights with respect to shares purchased by them in this offering or aftermarket.

         A public stockholder's decision to exercise his, her or its redemption rights will depend on a number of factors and such individual public stockholder's particular circumstances. For instance, the investors in the offering may not be the same stockholders as those voting on a business combination up to two years later. After separate trading of the securities begins, public stockholders may purchase common stock at prices above or below the per-share redemption price that will be held in trust. Additionally, some public stockholders may have sold their warrants, thereby lowering their basis in their shares to a price below the redemption value. Furthermore, whether or not a stockholder's basis is lower than the redemption price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) to vote no on a business combination and seek redemption will necessitate an analysis of the potential success of the business combination, market trends and liquidity issues after a business combination.
Accordingly, we do not believe that there is a disincentive (or incentive) for public stockholders (as a group) to exercise their redemption rights.

         We understand the view that the existing stockholders' effective average cost of all shares owned by it (including shares issued at inception and those purchased in the offering or aftermarket) is below the initial redemption price of $5.43 per share. However, in order for the existing stockholders to receive their pro rata portion of the trust account upon redemption, they must vote no with respect to any proposed business combination and such business combination must be subsequently consummated (as no redemption payments may be disbursed from the trust fund unless a business combination is successfully consummated). If such stockholders vote no with respect to such a proposed business combination, they run the risk that the proposed business combination would not be approved. In such event (and if no other business combination is consummated), the shares acquired by the existing stockholders prior to this offering will be worthless, as such individuals have waived their liquidation rights with respect to such shares. Moreover, if the existing stockholders were to vote no with respect to a proposed business combination, Item 4 of Schedule
14A would require such fact to be disclosed in the proxy statement to be sent to stockholders in connection with such proposed business combination. This would most likely cause a significant number of public stockholders to seek redemption rights with respect to their shares and further hinder the approval of such proposed business combination. For the foregoing reasons, other than the disclosure referred to above, we do not believe any further disclosure to the prospectus would be meaningful to an investor.

Securities and Exchange Commission
July 14, 2005

PROSPECTUS SUMMARY
------------------

5.       WE NOTE THAT YOU MAY SEEK A TARGET WITH A FAIR MARKET VALUE IN EXCESS
         OF 80% OF YOUR NET ASSETS AND THAT TO DO SO, YOU MAY RAISE ADDITIONAL
         FUNDS THROUGH A PRIVATE OFFERING OF DEBT OR EQUITY BUT THAT YOU HAVE
         NOT ENTERED INTO ANY SUCH ARRANGEMENTS AND HAVE NO CURRENT INTENTION OF
         DOING SO. PLEASE EXPAND THIS DISCLOSURE TO INCLUDE NOT JUST DEBT OR
         EQUITY, BUT ANY AND ALL OTHER METHODS OF FINANCING.

         We have expanded the disclosure in the prospectus in the "Prospectus
Summary" on page 1 to clarify that we may raise additional funds through a private offering of debt or equity securities and/or any other methods of financing.

RISK FACTORS, PAGE 8
--------------------

6.       PLEASE UPDATE RISK FACTOR FOUR.

         We have updated risk factor four.

7.       REFERENCE IS MADE TO RISK FACTOR EIGHT. PLEASE IDENTIFY THOSE PERSONS
         THAT MAY REMAIN WITH THE MERGED ENTITY AND IN WHAT CAPACITIES. PLEASE
         PROVIDE DETAILED DISCLOSURE IN THE BUSINESS SECTION REGARDING THIS
         MATTER. STATE HOW THIS WILL BE DETERMINED AND WHETHER THIS WILL BE A
         TERM OF THE BUSINESS COMBINATION AGREEMENT. WE MAY HAVE FURTHER
         COMMENT.

         We have revised risk factor eight to indicate that the Company's key personnel, William C. Morro, Richard M. Wolfson and Richard N. Sinkin, may
remain associated with the Company following a business combination but that such individuals will be able to remain with the Company after consummation of a business combination only if they are able to negotiate in connection with the terms of any such combination a position with the Company after the combination.
We note that any such business combination, including management's continuing role (if any), will be thoroughly described in a preliminary proxy statement to be reviewed by the Staff and subsequently subject to stockholder approval.

8.       WE NOTE THAT THE DIRECTORS HAVE AGREED TO PURCHASE WARRANTS IN THE OPEN
         MARKET FOLLOWING THE OFFERING. CLARIFY WHETHER THEY ARE OBLIGATED TO
         PURCHASE ANY SPECIFIC AMOUNT OF WARRANTS FOLLOWING THE OFFERING.
         INDICATE, LATER IN THE PROSPECTUS, THE SPECIFIC INFORMATION THAT THEY
         WILL LOOK AT IN DETERMINING TO PURCHASE WARRANTS IN THE OPEN MARKET
         FOLLOWING THE OFFERING.

         We have revised risk factor eleven to indicate that InterAmerican
Capital Partners II LLC has agreed to purchase up to 2,000,000 warrants in the open market at prices not to exceed $0.65 per warrant following this offering.
We have revised the disclosure in the section entitled

Securities and Exchange Commission
July 14, 2005

"Principal Stockholders" to indicate that such purchases will be made by Granite
Financial Group, Inc. or such other broker dealer as Granite may assign the order to, in such amounts and at such times as instructed by InterAmerican
Capital Partners II LLC, during the forty-five day period after separate trading of the warrants has commenced. The purchase obligation, and the terms under which such warrants will be purchased, is evidenced by a letter agreement, the form of which has been filed as Exhibit 10.12 to the Registration Statement constituting an irrevocable order for Granite (or such other broker dealer as may be assigned by Granite) to purchase the warrants for the account of
InterAmerican Capital Partners II LLC.

9.       GIVEN YOUR INTENTION OF POSSIBLY ACQUIRING A TARGET IN LATIN AMERICA,
         PLEASE INCLUDE A RISK FACTOR DISCUSSING THE DIFFICULTIES OF OBTAINING
         AND ENFORCING CIVIL LIABILITIES AGAINST FOREIGN PERSONS. SEE ITEM
         101(G) OF REGULATION S-K.

         We have added a risk factor on page 19 of the prospectus discussing the difficulties of obtaining and enforcing civil liabilities against foreign persons.

USE OF PROCEEDS, PAGE 20
------------------------

10.      WE NOTE THAT YOU HAVE ALLOCATED $250,000 TOWARDS DUE DILIGENCE OF
         PROSPECTIVE TARGET COMPANIES. CONSIDERING THAT CURRENT MANAGEMENT WILL
         NOT DEVOTE A SET AMOUNT OF TIME TO YOUR ENDEAVORS, PLEASE REVISE TO
         DISCUSS HOW DUE DILIGENCE WILL BE PERFORMED AND WHO WILL PERFORM IT.

         As set forth in the section entitled "Proposed Business - Employees,"
the Company's management will devote as much time as they deem necessary to the
Company's affairs, with the amount of time they will devote in any time period depending on the availability of suitable target businesses to investigate although the Company expects Messrs. Morro, Sinkin and Wolfson to each devote an average of approximately 10 hours per week to the Company's business.
Accordingly, once management locates a suitable target business, it will perform such due diligence, and consequently spend more time during this period than when no suitable target business is available. Therefore, we do not believe any revision to the prospectus is necessary.

PROPOSED BUSINESS, PAGE 27
--------------------------

11.      ELABORATE HERE, IN THE SUMMARY AND ELSEWHERE AS APPROPRIATE, ON YOUR
         DISCUSSION OF THE DESIRED ATTRIBUTES AS TO ACQUISITION CANDIDATES TO
         SPECIFICALLY DISCUSS THE ATTRIBUTES AND CRITERIA, IF THOSE ATTRIBUTES
         AND CRITERIA HAVE BEEN ESTABLISHED, TO BE FOCUSED UPON BY THE COMPANY
         AS WELL AS THE RATIONALE AND LOGIC BEHIND THE ATTRIBUTES AND CRITERIA
         SELECTED (E.G., DESIRED AND/OR REQUIRED RANGES OF ANNUAL REVENUES,
         EBITDA, NET INCOME, ETC.).

         The Company has not established specific attributes or criteria for its target business and

Securities and Exchange Commission
July 14, 2005

has not determined any ranges of annual revenues, EBITDA, net income or other financial metrics needed to be achieved by a prospective target in order to be considered. As described under "Proposed Business - Effecting a business combination - Selection of a target business and structuring of a business combination" on page 29 of the prospectus, management has virtually unrestricted flexibility in identifying and selecting a prospective target business. This section also lists the factors the Company will consider when evaluating a target business. We have added disclosure to this paragraph to clarify that the
Company has not established any specific attributes or criteria (financial or otherwise) for prospective target businesses.

12.      IN THE PARAGRAPH "SOURCES OF TARGET BUSINESSES," WE NOTE THE DISCLOSURE
         THAT UNAFFILIATED SOURCES WILL INFORM YOU OF POTENTIAL TARGET
         BUSINESSES AND THAT SUCH INFORMATION WILL BE EITHER "SOLICITED OR
         UNSOLICITED." PLEASE REVISE TO DISCUSS HOW YOU WILL SOLICIT PROPOSALS
         AND HOW UNSOLICITED PARTIES WOULD BECOME AWARE OF YOUR SEARCH. ALSO,
         PLEASE REVISE TO CLARIFY IF ANY UNAFFILIATED PARTIES PROVIDING
         PROPOSALS WILL RECEIVE A FEE AND HOW THAT FEE WOULD BE DETERMINED.

         We have revised the paragraph entitled "Sources of target businesses"
to indicate that the Company's officers and directors as well as their affiliates may bring target businesses to the Company's attention that they become aware of through their business contacts. Additionally, the paragraph currently indicates that the Company may engage professional firms that specialize in business acquisitions to assist the Company in locating prospective target businesses. Because this offering is an initial public offering and the registration statement has been filed publicly with the
Commission, it is possible that unaffiliated sources will read the prospectus and locate potential target businesses that may be suitable for the Company. A fee to be paid to such unaffiliated source would be determined in an arm's length negotiation between such parties based on the terms of the transaction.
We have modified the section of the prospectus to clarify this point.

13.      IN THE PARAGRAPH UNDER THE HEADING "SOURCES OF TARGET BUSINESSES," WE
         NOTE THE DISCLOSURE THAT THE COMPANY WILL NOT PAY ANY FINDERS OR
         CONSULTING FEES TO THE OFFICERS, DIRECTORS OR EXISTING STOCKHOLDERS.
         PLEASE EXPAND THIS DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM
         THAT THE OFFICERS, DIRECTORS AND EXISTING STOCKHOLDERS WILL RECEIVE NO
         FINDERS FEES, CONSULTING FEES, OR ANY SIMILAR TYPE FEES FROM ANY PERSON
         OR ENTITY IN CONNECTION WITH ANY BUSINESS COMBINATION INVOLVING THE
         COMPANY OR AN AFFILIATE THEREOF. DISCUSS WHETHER THESE INDIVIDUALS OR
         THEIR AFFILIATES MAY RECEIVE FEES, SUCH AS CONSULTING FEES OR OTHER
         COMPENSATION, AFTER THE BUSINESS COMBINATION. CONSIDER ADDING A RISK
         FACTOR.

         We have revised the disclosures on page 22 in the "Use of Proceeds"
section, pages 29 and 30 in the "Proposed Business" section, page 38 in the
"Management" section and page 44 in the "Certain Transactions" section to indicate that no finders fees will be paid to any of the

Securities and Exchange Commission
July 14, 2005

Company's existing stockholders, officers or directors who owned shares of common stock prior to this offering, or to any of their respective affiliates for services rendered to the Company prior to, in connection with or following a business combination. We have also added disclosure stating that the Company will not pay any of the Company's existing officers, directors or stockholders or any entity with which they are affiliated any consulting fees or other similar compensation other than the $10,000 per month administrative fee, reimbursable out-of-pocket expenses payable to the Company's officers and directors, or in connection with bona fide services to be rendered to the
Company that (i) are expressly approved by a majority of the Company's disinterested directors, (ii) are legitimately required by the Company and the
Company would otherwise contract such services from a third party, and (iii) all fees and compensation to be paid to any existing stockholder or its affiliate are determined on an arm's length basis and in good faith and such fees and compensation are customarily charged by unrelated third party service providers of a similar nature. We have added a risk factor on page 17 of the prospectus with respect to this disclosure.

14.      IN THE PARAGRAPH UNDER THE HEADING "SOURCES OF TARGET BUSINESSES," WE
         NOTE THE DISCLOSURE THAT YOU MAY ENGAGE THE SERVICES OF PROFESSIONAL
         FIRMS THAT SPECIALIZE IN BUSINESS ACQUISITIONS. PLEASE DISCUSS WHETHER
         FINDERS' FEES OR OTHER COMPENSATION MAY BE PAID FROM THE PROCEEDS NOT
         HELD IN TRUST. IF SO, PLEASE REVISE THE USE OF PROCEEDS SECTION
         ACCORDINGLY.

         We have revised the disclosure under the heading "Sources of target businesses" to indicate that finders' fees, consulting fees or other similar compensation owed in connection with the services of professional firms that specialize in business acquisitions may be paid from the proceeds not held in trust. We have also revised the "Use of Proceeds" section accordingly.

15.      UNDER THE HEADING "SELECTION OF A TARGET BUSINESS AND STRUCTURING A
         BUSINESS COMBINATION," PLEASE ADDRESS ANY KNOWN OR CONTEMPLATED TAX
         CONSEQUENCES TO THE COMPANY OR INVESTORS IN THIS OFFERING SHOULD YOU
         CONSUMMATE A BUSINESS COMBINATION.

         We are currently unaware of any tax consequences to the Company or investors in the offering that should be considered. Accordingly, we have not made any revision to the disclosure in the prospectus in response to this comment. Please note that as disclosed under the heading "Selection of a target business and structuring a business combination" on page 29 of the prospectus, the Company will seek to structure the tax aspects of any potential business combination as favorably as possible to the Company and its stockholders, although there can be no assurance that the Company will be able to achieve such result. We also note that the tax aspects of any business combination will be thoroughly described in a preliminary proxy statement to be reviewed by the
Staff and subsequently subject to stockholder approval.

Securities and Exchange Commission
July 14, 2005

MANAGEMENT, PAGE 37
-------------------

16.      PLEASE INCLUDE A BUSINESS DESCRIPTION FOR ADVIZEX TECHNOLOGIES,
         WELLINGTON CORDAGE AND STRATEGIES INTERNATIONAL.

         We have included a business description for Advizex Technologies,
Wellington Cordage and Strategies International in the "Management" section of the prospectus.

17.      DISCLOSE THE BUSINESS ACTIVITIES OF DR. SINKIN FROM 2000 TO THE
         PRESENT.

         We have disclosed the business activities of Dr. Sinkin from 2000 in the "Management" section of the prospectus.

PRINCIPAL STOCKHOLDERS, PAGE 41
-------------------------------

18.      WE NOTE THE STATEMENT THAT THE INDIVIDUALS NAMED ON PAGE 42 "MAY BE
         DEEMED TO BE OUR PARENT AND PROMOTER." PLEASE CLEARLY INDICATE THAT
         THESE INDIVIDUALS ARE YOUR PROMOTERS, IF TRUE, AND NAME ALL PROMOTERS.

         We have revised the statement to clearly indicate that each of Messrs.
Morro, Sinkin and Wolfson are deemed to be our "parent" and "promoter," as these terms are defined under the Federal securities laws.

DESCRIPTION OF SECURITIES, PAGE 44
----------------------------------

19.      IN THE DISCLOSURE UNDER THE HEADING "SHARES ELIGIBLE FOR FUTURE SALE,"
         BRIEFLY DISCUSS THE "CERTAIN LIMITED EXCEPTIONS" PURSUANT TO WHICH THE
         EXISTING STOCKHOLDER SHARES WILL BE RELEASED FROM ESCROW PRIOR TO THE
         THREE-YEAR PERIOD PROVIDED FOR IN THE AGREEMENT.

         We have revised the disclosure in the "Description of Securities" under the subsection entitled "Shares Eligible for Future Sale" on page 47 as well as the disclosure in the "Prospectus Summary - Escrow of existing stockholders'
shares" on page 5 to indicate the certain limited exceptions pursuant to which the existing stockholders' shares will be released from escrow prior to the three-year period.

UNDERWRITING, PAGE 48
---------------------

20.      WE NOTE YOUR DISCLOSURE THAT UNDERWRITERS MAY MAKE BIDS OR PURCHASES IN
         ORDER TO STABILIZE THE MARKET PRICE, SO LONG AS THE BIDS DO NOT EXCEED
         A "SPECIFIC MAXIMUM." PLEASE REVISE TO QUANTIFY THAT MAXIMUM.

         We have revised the section entitled "Underwriting - Regulatory
Restrictions on

Securities and Exchange Commission
July 14, 2005

Purchase of Securities - Stabilizing Transactions" on page 51 of the prospectus to quantify that stabilizing bids may not exceed the offering price in this offering of $6.00.

21.      WE NOTE YOUR STATEMENT THAT THE UNDERWRITERS MAY MAKE BIDS OR PURCHASES
         FOR THE PURPOSE OF PEGGING, FIXING OR MAINTAINING THE PRICE OF OUR
         SECURITIES. SUPPLEMENTALLY, ADVISE US HOW THESE TRANSACTIONS COMPLY
         WITH REGULATION M. WE MAY HAVE FURTHER COMMENT.

         We have revised the section entitled "Underwriting - Regulatory
Restrictions on Purchase of Securities - Stabilizing Transactions" on page 51 of the prospectus to clarify that underwriters may make bids or purchases in stabilizing transactions for the purpose of preventing or retarding a decline in the price of the Company's securities, as set forth in Rule 104 of Regulation M.

22.      SECTION 6.2 OF THE UNDERWRITING AGREEMENT APPEARS TO ALLOW LESS THAN
         ALL OF THE SHARES TO BE OFFERED IN THE EVENT OF A DEFAULT BY AN
         UNDERWRITER OF MORE THAN 10%. THE AGREEMENT GIVES THE RIGHT, BUT NOT
         THE OBLIGATION, TO TERMINATE THE AGREEMENT. PLEASE EXPLAIN HOW THE
         PROPOSED OFFERING MAY STILL BE CONSIDERED A FIRM COMMITMENT IN LIGHT OF
         THE LANGUAGE IN THE UNDERWRITING AGREEMENT. PLEASE REVISE THE AGREEMENT
         OR THE PROSPECTUS.

         Section 6.2 provides the underwriters and the Company with the right to terminate the agreement if any member or members of the underwriting syndicate default(s) in its or their obligation to purchase an amount of Firm Units (as defined in the Underwriting Agreement) exceeding 10% of the number of Firm Units being offered in the offering, and the Company and/or the managing underwriter is not able to promptly locate a willing replacement underwriter. This default provision does not implicate the "firm commitment" of the underwriting syndicate to purchase the Units (as defined in the Underwriting Agreement) that are offered in the offering. If the agreement is not terminated, the underwriters will be obligated to purchase all of the Firm Units. If the agreement is terminated, the underwriters will not offer any units. In no case do the underwriters have the right under this provision to proceed with the offering and purchase less than all of the Firm Units. As a result, the Company respectfully submits that the above-referenced Section 6.2 does not vitiate the firm commitment arrangement disclosed in the prospectus. The Company has been advised by the representative of the underwriters that the provision in Section
6.2 is standard in the representative's firm commitment underwriting agreements.
In addition, the Company believes that this provision is standard in the underwriting agreements of other national and regional underwriters. Therefore, the Company does not believe that the presence of Section 6.2 in the underwriting agreement requires any changes to the disclosure in the prospectus.

Securities and Exchange Commission
July 14, 2005

FINANCIAL STATEMENTS
--------------------

NOTE 2 - PROPOSED PUBLIC OFFERING, PAGE F-8
-------------------------------------------

23.      PLEASE EXPAND THE DISCUSSION OF THE UNDERWRITERS' PURCHASE OPTION TO
         DISCLOSE THE SIGNIFICANT TERMS, INCLUDING THE LIFE OF THE OPTION AND
         THE NET EXERCISE FEATURE CONTAINED IN THE OPTION. IN ADDITION, PLEASE
         TELL US HOW YOU INTEND TO ACCOUNT FOR THE UNDERWRITER'S PURCHASE OPTION
         IN YOUR FINANCIAL STATEMENTS AND EXPLAIN YOUR BASIS FOR THE PROPOSED
         TREATMENT. AS THE FAIR VALUE OF THE UPO APPEARS TO BE MATERIAL TO YOUR
         FINANCIAL STATEMENTS, PLEASE DISCLOSE ITS ESTIMATED FAIR VALUE AND THE
         MAJOR ASSUMPTIONS USED TO VALUE THE UPO. A VOLATILITY ASSUMPTION SHOULD
         BE USED THAT IS REFLECTIVE OF YOUR PROPOSED INDUSTRY, IN ACCORDANCE
         WITH THE PRINCIPLE OUTLINED IN PARAGRAPH 23 OF FAS 123R, AND THE USE OF
         A MINIMUM VALUE METHOD WOULD NOT BE APPROPRIATE. AS APPLICABLE, EXPAND
         MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Note 2 in the financial statements currently indicates that the Company will issue an option ("UPO"), for $100, to the representative ("Representative")
of the underwriters in the offering to purchase 750,000 units at an exercise price of $7.50 per unit and that the warrants underlying the units included in the UPO will be exercisable at $6.65 per share. Accordingly, the only additional information included in Note 2 in the financial statements is that the UPO may be exercised by the Representative for cash or on a "cashless" basis. We have revised Note 2 to indicate that the UPO may be exercised for cash or on a
"cashless" basis, at the holder's option, such that the holder may use the appreciated value of the UPO (the difference between the exercise prices of the
UPO and the underlying warrants and the market price of the units and underlying securities) to exercise the UPO without the payment of any cash.

         The UPO is being issued as additional compensation to the underwriters in the event the proposed offering is consummated and therefore is an incremental cost in connection with the proposed offering. Staff Accounting
Bulletin (SAB) Topic 5A indicates that incremental costs directly attributable to proposed or actual offerings of securities may properly be deferred and charged against the gross proceeds of the offering. Its value, which will be determined upon the closing of the proposed offering, will result in a credit to paid-in capital and a corresponding debit to paid-in capital in the exact amount because the issuance of the UPO is an incremental charge directly related to the proposed offering. Therefore, the estimated fair value of the UPO should not impact the financial position or results of operations of the Company.
Accordingly, the Company and its independent auditors believe the valuation disclosure requested by the Staff is more appropriate in the "Management's
Discussion ..." and "Underwriting" sections of the prospectus and have done so in response to the Staff's comment.

Securities and Exchange Commission
July 14, 2005

EXHIBIT 23.1
------------

24.      PLEASE INCLUDE AN UPDATED CONSENT OF THE INDEPENDENT ACCOUNTANT WITH
         ANY AMENDMENT TO THE REGISTRATION STATEMENT.

         We have included an updated consent of the independent accountant with amendment No. 1 to the registration statement.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                  Very truly yours,

                                                  /s/ Christopher S. Auguste

                                                  Christopher S. Auguste

cc:      Mr. William C. Morro

                                   SCHEDULE A

         None of the officers and directors of the Company, nor have any of their affiliates, been involved in any companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis.

         Granite Financial Group, Inc., the representative of the underwriters in this offering, and its affiliates, have not been involved in any companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis other than this offering.

         Kramer Levin Naftalis & Frankel LLP, counsel to the Company, in addition to this offering, has been involved in the first two offerings listed below as counsel to the underwriters.

         Loeb & Loeb LLP, counsel to the representative of the underwriters, in addition to this offering, has been involved in the final five offerings listed below as counsel to the issuer or the underwriters.



--------------------------------------------------------------------------------------------------------------------

                           FORM S-1
NAME OF COMPANY            FILE NUMBER        DATE OF EFFECTIVENESS    STATUS OF OFFERING        AMOUNT IN ESCROW
--------------------------------------------------------------------------------------------------------------------

Courtside Acquisition      333-124380         June 30, 2005            Searching for             $73,764,000
Corp.                                                                  Acquisition Candidate
--------------------------------------------------------------------------------------------------------------------
Israel Technology          333-123331         July 12, 2005            Waiting to close IPO      N/A
Acquisition Corp.
--------------------------------------------------------------------------------------------------------------------
Great Wall Acquisition     333-110906         March 17, 2004           Searching for             $23,161,000
Corporation                                                            Acquisition Candidate
--------------------------------------------------------------------------------------------------------------------
China Mineral              333-115999         August 24, 2004          Searching for             $20,400,000
Acquisition Corporation                                                Acquisition Candidate
--------------------------------------------------------------------------------------------------------------------
Star Maritime              333-125662         N/A                      Currently in              N/A
Acquisition Corp.                                                      Registration
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Stone Arcade Acquisition   333-124601         N/A                      Currently in              N/A
Corp.                                                                  Registration
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Argyle Security            333-126569         N/A                      Currently in              N/A
Acquisition Corporation                                                Registration

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